January 10, 2013

Kevin Woody

Accounting Branch Chief

Securities and Exchange Commission

Washington, DC

Re:

Hartman Short Term Income Properties XX, Inc. (the ¡°Company¡±)

Form 10-K for fiscal year ended December 31, 2011

Filed April 12, 2012

File No. 0-53912

Dear Mr. Woody:

This letter is in response to your comment letter dated December 13, 2012.  The numbers in this letter correspond to your numbered comments.

General

1.

Please tell us how you assessed Rule 3-14 of Regulation S-X in determining that you were not required to provide financial statements related to the three properties acquired through the nine months ended September 30, 2012.

1.

The three properties to which you refer are (1) the Richardson Heights Shopping Center (the ¡°Richardson Heights Property¡±); (2) the Cooper Street Plaza Shopping Center (the ¡°Cooper Street Property¡±); and, (3) the Bent Tree Green Office Building (the ¡°Bent Tree Property¡±).

a.

The Richardson Heights Property.  On November 4, 2011 the Company filed a Current Report on Form 8-K reporting the completion of the acquisition of the 51% interest in the Richardson Heights Property on October 31, 2011 which was at that time owned by an affiliate of the Company.

On December 28, 2010 Hartman Richardson Heights Properties LLC (the ¡°Joint Venture¡±) acquired the Richardson Heights property for $19,150,000.  The Company initially acquired a 10% interest in the Joint Venture for $1,915,000 cash.  Hartman Short Term Income Properties XIX, Inc. (¡°Hartman XIX¡±), an affiliate of the Company, acquired a 90% interest in the Joint Venture for $17,235,000.

Hartman Short Term Income Properties XX, Inc.

2909 Hillcroft, Suite 420, Houston, Texas 77057

Securities and Exchange Commission

January 10, 2013

In February 2011 the Joint Venture made a $9.75 million loan to Hartman XIX.  The source of the proceeds loaned by the Joint Venture to Hartman XIX was loan proceeds to the Joint Venture from a bank secured by a mortgage on the Richardson Heights property.

On April 19, 2011 the Board of Directors of the Company authorized the Company¡¯s officers to consider a series of related transactions to acquire up to all of the limited liability company interest of Hartman XIX in the Joint Venture.

On April 20, 2011 the Company acquired an additional 15% limited liability company interest in the Joint Venture from Hartman XIX for $2,872,500 cash.

On May 27, 2011 the Company acquired an additional 4% limited liability company interest in the Joint Venture from Hartman XIX for $766,000 cash.  On June 30, 2011 the Company acquired an additional 2% limited liability company interest in the Joint Venture from Hartman XIX for $383,000 cash.

On July 20, 2011 the Company acquired an additional 4% limited liability company interest in the Joint Venture from Hartman XIX for $766,000 cash.

On August 12, 2011 the Company acquired an additional 7% limited liability company interest in the Joint Venture from Hartman XIX for $1,340,500 cash.

On September 13, 2011 the Company acquired an additional 7% limited liability company interest in the Joint Venture from Hartman XIX for $1,340,500 cash.  The source of the cash used to acquire the additional interest in the Joint Venture was proceeds from the public offering of the Company¡¯s common shares.

On October 31, 2011 the Joint Venture distributed to Hartman XIX the debt obligation due from Hartman XIX payable to the Joint Venture.  The outstanding amount of the note receivable at the time of the distribution was $9,750,000.  The note distributed by the Joint Venture was recorded as a capital distribution.  Following the distribution of the note to Hartman XIX, the capital account of Hartman XIX, exclusive of any allocations of partnership loss, was $16,500.  On October 31, 2011 the Company paid Hartman XIX $16,500 to complete its acquisition of 100% of the outstanding equity interest in the Joint Venture.

With respect to the completion of the acquisition of the Richardson Heights Property on October 31, 2011, Rule 3-14 of Regulation S-X is applicable.  The Company failed to report in its filing under Item 9.01 that the financial statements required under Rule 3-14, while impractical to be provided at that time, would be provided in

Securities and Exchange Commission

January 10, 2013

an amendment to such Current Report no later than 71 days from its filing.  The required financial statements should have been filed on or before January 10, 2012.

The Company has engaged its independent registered public accounting firm to perform an audit of the required statements of revenues over certain operating expenses including notes to such statements required to be filed.  We expect that the required financial statements together with the report of independent registered public accounting firm will be completed by Febuary 15, 2013, at which time an amendment to the Current Report on Form 8-K previously filed, will be filed with the Securities and Exchange Commission.

b.

The Cooper Street Property.  On May 18, 2012 the Company filed a Current Report on Form 8-K reporting the completion of the acquisition of the Cooper Street Property on May 11, 2012.  The disclosure under Item 2.01 of the Current Report on Form 8-K filed on May 18, 2012 is incorporated herein by reference.

With respect to the completion of the acquisition of the Cooper Street Property on May 18, 2012, Rule 3-14 of Regulation S-X is applicable.  The Company reported under Item 9.01 that the financial statements required under Rule 3-14, while impractical to be provided at that time, would be provided in an amendment to such Current Report no later than 71 days from its filing.  The required financial statements should have been filed on or before July 28, 2012.

The Company has engaged its independent registered public accounting firm to perform an audit of the required statements of revenues over certain operating expenses including notes to such statements required to be filed.  We expect that the required financial statements together with the report of independent registered public accounting firm will be completed by Febuary 15, 2013, at which time an amendment to the Current Report on Form 8-K previously filed, will be filed with the Securities and Exchange Commission.

c.

The Bent Tree Property.  On October 19, 2012 the Company filed a Current Report on Form 8-K reporting the completion of the acquisition of the Bent Tree Property on October 16, 2012.  The disclosure under Item 2.01 of the Current Report on Form 8-K filed on October 19, 2012 is incorporated herein by reference.

With respect to the completion of the acquisition of the Bent Tree Property on October 16, 2012, Rule 3-14 of Regulation S-X is applicable.  The Company reported under Item 9.01 that the financial statements required under Rule 3-14, while impractical to be provided at that time, would be provided in an amendment to such

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January 10, 2013

Current Report no later than 71 days from its filing.  The required financial statements should have been filed on or before December 29, 2012.

The Company has engaged its independent registered public accounting firm to perform an audit of the required statements of revenues over certain operating expenses including notes to such statements required to be filed.  We expect that the required financial statements together with the report of independent registered public accounting firm will be completed by Febuary 15, 2013, at which time an amendment to the Current Report on Form 8-K previously filed, will be filed with the Securities and Exchange Commission.

2.

It does not appear that you have filed any post effective amendments to your registration statement, File No. 333-154750, that went effective on February 2, 2010.  Please tell us how you have complied with the undertakings included in your effective registration statement pursuant to Item 20.D of Industry Guide 5 and Section 10(a)(3) of the Securities Act of 1933.

2.

As an initial matter, we acknowledge that we have not filed any post effective amendments to our registration statement, File No. 333-154750, and we acknowledge that we should have been doing so.  We affirm that we will comply with the requirements of Item 20.D and Section 10(a)(3) for future filings.  In particular, we will file a post-effective amendment to the registration statement on a quarterly basis commencing three months after the post-effective amendment to our registration statement filed on December 12, 2012.

Nevertheless, we have been supplementing the prospectus contained in the registration statement with information describing each significant property acquisition.  We filed four such sticker supplements as 424(b) filings.  While not post-effective amendments of the registration statement, the material information that would have been contained in the required post-effective amendments was contained in the sticker supplements.

Our approach, while incorrect, did conform to the basic philosophy behind Release 33-8909 in that material information was promptly disclosed to the investing public through Current Report and Annual Report filings on Forms 8-K and Form 10-K filings, respectively.  In Release 33-8909 the SEC authorized use of incorporation by reference from other ¡®34 Act filings into an S-11 form.   ¡°The underlying theme is that there should be timely public disclosure of material developments.  The purpose of the amendments was to integrate further the Exchange Act and the Securities Act.¡±  Against that background, with the current filing of the missing post-effective amendments to the registration statement, we request that the failure to have done so until now be viewed as virtually harmless error.

Securities and Exchange Commission

January 10, 2013

Item 2. Properties, page 7

3.

We note that you now have acquired three properties during this year. In future filings, as applicable, please include the following:

¡¤

The occupancy rates for the period presented, consistent with the disclosure in your S-11(File No. 333-185336) filed on December 7, 2012;

¡¤

The average effective rental per square foot that reflects the impact of any tenant concessions, allowances, or reimbursements; and

¡¤

A schedule of lease expirations, on a portfolio basis, for each of the next ten years stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.

3.

The information described above will be included in the Company¡¯s future filings beginning with the Annual Report on Form 10-K for the fiscal year ending December 31, 2012.

4.

We note your disclosure on page 9 where you identify your five largest tenants as of December 31, 2011. In future Exchange Act periodic reports, please identify your significant tenants consistent with the disclosure in your S-11(file no. 333-185336) filed on December 7, 2012.

4.

Disclosure regarding significant tenants, that is tenants occupying 5% or more of rentable square footage, will be conformed consistent with your comment beginning with the Annual Report on Form 10-K for the fiscal year ending December 31, 2012.

Share Redemption Program, page 9

5.

Please tell us your history of redemptions to date. Also, in future filings, as applicable, please disclose the number of redemption requests received and fulfilled during the period and the average price per share for the redeemed shares. In addition, if cash flow from operations is less than the redemption amounts paid, please confirm that you will disclose the source of cash used to fund redemption requests filled. To the extent you have requests that remain unfulfilled, please quantify such amount.

5.

For the period from our effective date, February 9, 2009 to December 31, 2012, we have received and fulfilled four (4) requests for share redemption representing 36,000 common shares pursuant to our Share Redemption Program.  Each of the redemption requests to date were made on account of the death of the investor and each request was

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January 10, 2013

redeemed at the subscription price of $10.00 share.  We will include information regarding redemptions as described in your comment in future filings beginning with the Annual Report on Form 10-K for the fiscal year ending December 31, 2012.

Item 7. Management¡¯s Discussion and Analysis of Financial Condition, page 15

6.

In future Exchange Act reports please provide disclosure similar to that included on page 12 of your S-11 filed on December 7, 2012, which illustrates the relationship between total distributions paid, cash flow from operations, cumulative earnings, and FFO. Also, please confirm that you will include the percentage coverage in a risk factor related to dividend coverage.

6.

We will include the information described in your comment in future filings beginning with the Annual Report on Form 10-K for the fiscal year ending December 31, 2012.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 27

Fees and Expense Reimbursements Paid to Our Advisor, page 29

7.

We note you indicate on page 29 that you reimburse your advisor and its affiliates for costs and expenses described below. In future filings, as applicable, please quantify the reimbursements paid to your advisor and its affiliates.

7.

Fees paid to Hartman Advisors, LLC (the ¡°Advisor¡±) are disclosed at page 28 under the caption ¡°Fees and Expense Reimbursements Paid to our Advisor.¡±  Fees paid to Hartman Income REIT Management, Inc., our property manager and a related party, are disclosed at page 29 under the caption ¡°Property Management Fees Paid to Our Property Manager.¡±  Related party transactions are also disclosed in the Related Party Transaction note to the financial statements at pages F-17 and F-18.

Item 15. Exhibits, Financial Statement Schedules  1. Financial Statements

Notes to Consolidated Financial Statements, page F-7

Note 4 ¨C Real Estate Acquisitions, page F-13

8.

We note that you recorded goodwill from the acquisition of the controlling interest in your previously unconsolidated joint venture. Please tell us whether the recognition of a Gain on remeasurement was also related to such acquisition, and if so, how you determined it was appropriate to record both goodwill and gain on

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January 10, 2013

remeasurement; refer to ASC Topic 805-30.

8.

The recognition of goodwill and the recognition of gain on remeasurement are both attributable to the acquisition of the Richardson Heights Property.  The Company acquired the Richardson Heights Property when it acquired the 51% interest in the joint venture which owned the Richardson Heights Property which the Company did not previously own.  As discussed in Note 4 to the Consolidated Financial Statements at page F-13, the gain on remeasurement was determined in accordance with ASC Topic 805 ¨C Business Combinations, as the difference between the acquisition date fair value of the 49% previous equity interest in the joint venture and the carrying value of the 49% equity interest in the joint venture as of the acquisition date.

The Company acquired the controlling interest in the joint venture (the 51% it did not previously own) without the transfer of consideration, as defined in ASC Topic 815.  Control was obtained by a distribution of equity to the former controlling interest.  Therefore, as required by ASC Topic 805, in order to determine whether the Company had goodwill or a bargain purchase gain as a result of the transaction, the fair value of the assets acquired and liabilities assumed were compared to the value of the investment in the acquired entity.  The fair value of the identifiable assets and liabilities assumed were less than the fair value of the investment in the joint venture.  As a result we recognized goodwill.

Schedule III ¨C Real Estate and Accumulated Depreciation, page F-21

9.

In future periodic filings, please separately identify, separately from real estate assets, net, the gross intangible in-place lease and related accumulated amortization of such intangible asset. In addition, in future periodic filings where disclosure of Schedule III is required by Rules 5-04 and 12-28 of Regulation S-X, eliminate in-place intangible asset and related accumulated amortization from such schedule or tell us why you believe such inclusion is appropriate.

9.

We will conform our disclosures to include the information described in your comment in future filings beginning with the Annual Report on Form 10-K for the fiscal year ending December 31, 2012.

Form 10-Q for interim period ended September 30, 2012

Notes to Consolidated Financial Statements, page 6

Note 3 - Investment in Unconsolidated Joint Venture

10.

You indicate that your restatement was attributable to equity in earnings on

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January 10, 2013

unconsolidated joint ventures due to the recalculation of depreciation and amortization expense based on the revised final purchase price allocation for the property acquired during 2011. Given that you did not acquire your first property until November 1, 2011, please tell us how your financial information for the three and nine months ended September 30, 2011 would require restatement. In addition, please provide to us detail illustrating each financial statement line item impacted, and what impact, if any, the final purchase price allocation had on the amounts recorded for goodwill and the recognition of gain on remeasurement. Further, please tell us why you believe you were not required to file an Item 4.02 Form 8-K for such restatement to illustrate non-reliance on previously issued financial statements.

10.

Our first property acquired, the Richardson Heights Property, was acquired by a joint venture in which the Company had an initial interest of 10%, on December 28, 2010.  In the Company¡¯s Annual Report on Form 10-K for the year ended December 31, 2010 and the Company¡¯s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011, the Company¡¯s interest in the joint venture was reported on the consolidated statements of operations under the caption ¡°Equity in earnings of unconsolidated joint venture¡± and on the consolidated balance sheets under the caption ¡°Investment in unconsolidated joint venture¡± which were the only financial statement line items impacted.  The earnings of the joint venture, that is the earnings of the Richardson Heights Property, was determined including depreciation and amortization expense based upon an estimate of the purchase allocation of the Richardson Heights Property as related to the December 28, 2010 acquisition by the joint venture.

In the Company¡¯s Annual Report on Form 10-K for the year ended December 31, 2011, the Richardson Heights Property is reported as wholly owned for the period from November 1, 2011 to December 31, 2011 and its operations are included in equity in earnings of unconsolidated joint venture for the period from January 1, 2011 to October 31, 2011.  In connection with the preparation of the Annual Report on Form 10-K for the year ended December 31, 2011, a final purchase price allocation for the Richardson Heights Property was made by the joint venture.  The restatement of depreciation and amortization expense for the 2011 calendar quarters and its related effect on net loss, earnings per share and accumulated distributions are properly presented in order to make the statements of operations comparable.  The restatement resulting from the final purchase price allocation is viewed by the Company as the refinement of an estimate that is worthy of disclosure but not the correction of an error in previously issued financial statements which ought to be reported as no longer reliable.

The Company acknowledges that (i) we are responsible for the adequacy and accuracy of the disclosures in our filings; (ii) that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action

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January 10, 2013

with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Securities and Commission or any person under the federal securities laws of the United States.

Please contact me at 713-586-2616 or Mike Shaff of the Irvine Venture Law Firm at 949-660-7700 if you have any questions or further comments.

Very truly yours,

  /s/ Louis T. Fox, III

Louis T. Fox, III

Chief Financial Officer

Copies to:

Mike Shaff

Irvine Venture Law Firm

Sean Dwyer

Weaver Tidwell LLC

Jack Tompkins

Chairman of the Audit Committee